Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-227553-01

February 26, 2019

Mid-America Apartments, L.P.

$300,000,000 3.950% Senior Notes due 2029

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated February 26, 2019 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 27, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Expected Ratings (Moody’s / S&P/ Fitch)*:	Baa1 / BBB+ / BBB+

Security:	3.950% Senior Notes due March 15, 2029

Principal Amount:	$300,000,000 aggregate principal amount

Trade Date:	February 26, 2019

Settlement Date:	March 7, 2019 (T+7)

Maturity Date:	March 15, 2029

Interest Payment Dates:	Payable semi-annually on March 15 and September 15, commencing September 15, 2019

Interest Rate:	3.950% per year, accruing from March 7, 2019

Price to Public:	99.720% of the principal amount, plus accrued interest, if any from the Settlement Date

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price / Yield:	99-29+ / 2.634%

Spread to Benchmark Treasury:	+135 basis points

Yield to Maturity:	3.984%

Optional Redemption:	Prior to December 15, 2028, make-whole redemption at the Treasury Rate (as defined) plus 25 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after December 15, 2028, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523U AQ0 / US59523UAQ04

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC

Senior Co-Managers:	Capital One Securities, Inc. KeyBanc Capital Markets Inc.

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

FTN Financial Securities Corp.

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Jefferies LLC toll free at 1-877-877-0696, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.